Financial Statement Certification

*Aggregate Offering Amount of $107,000 or less

I, Emil Reynolds, certify that the financial statements of TAPtical Design LLC included in this Form C offering are true and complete in all material respects.

TAPtical Design LLC was not in existence for the previous tax years and does not have income tax returns for any previous years.

I acknowledge that intentional misstatements or omissions of facts constitute federal criminal violations.

Owner
25 OCT 2018

*Aggregate offering amount means the total amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Reg CF within the preceding 12-month period plus the current maximum offering amount.

TAPtical Design LLC
Inception Date Balance Sheet as of
February 27, 2018

"UNAUDITED"

ASSETS

Current Assets		
Cash in the bank	$	250.00
Accounts Receivable	$	-
Inventory and Supplies	$	12,000.00
Pre-paid Expenses	$	-
Other	$	-
Total	**$**	**12,250.00**

Fixed Assets		
Machinery & Equipment	$	5,500.00
Furniture and Fixtures	$	1,000.00
Lease	$	-
Other	$	1,000.00
Total	**$**	**7,500.00**

Total Assets	**$**	**19,750.00**

LIABLITIES & OWNERS EQUITY

Current Liabilities		
Accounts Payable	$	-
Taxes Due	$	-
Salaries Payable	$	-
Notes Payable	$	-
Interest Payable	$	-
Current Portion of Long Term Debt	$	4,750.00
Other	$	-
Total	**$**	**4,750.00**

Long Term Liabilities		
Bank Loans	$	-
Notes Payable to Stockholders	$	-
Other	$	-
Total	**$**	**-**

Owners' Equity/Net Worth		
Invested Capital	$	15,000.00
Retained Earnings	$	-
Total	**$**	**15,000.00**

Total Liabilities and Equity/Net Worth	**$**	**19,750.00**